Alerus INVESTOR PRESENTATION SEPTEMBER 2019

DISCLAIMERS ForwardLooking Statements This presentation contains forward-looking statements about Alerus Financial Corporation. Forward-looking statements are neither historical facts nor assurances about future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Forward-looking statements can be identified by words such as: “intend,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “future,” “may,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our projected growth, anticipated future financial performance, financial condition, credit quality and management’s long-term performance goals and the future plans and prospects of Alerus Financial Corporation. Forward-looking statements involve inherent risks and uncertainties that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those risks described under the heading “Risk Factors” in our registration statement on Form S-1, filed with the Securities and Exchange Commission. Although we believe that the expectations reflected in such forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the expected results expressed or implied by such forward-looking statements. Unless otherwise required by law, we also disclaim any obligation to update our view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this presentation. No Offer or Solicitation Alerus Financial Corporation has filed a registration statement (including a prospectus), which is preliminary and subject to completion, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that Alerus Financial Corporation has filed with the Securities and Exchange Commission for more complete information about the company and the offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s web site at www.sec.gov. Alternatively, Alerus Financial Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Raymond James & Associates, Inc., Attention: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, FL, 33716, or by telephone at (800) 248-8863, or by e-mail at prospectus@raymondjames.com or D.A. Davidson & Co., Attention: Syndicate, 8 Third Street North, Great Falls, Montana 59401, or by telephone at (800) 332-5915. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of Alerus Financial Corporation by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities of Alerus Financial Corporation or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. NonGAAP Financial Measures This presentation includes certain ratios and amounts that do not conform to U.S. Generally Accepted Accounting Principles, or GAAP. Management uses certain non-GAAP financial measures to evaluate financial performance and business trends from period to period and believes that disclosure of these non-GAAP financial measures will help investors, rating agencies and analysts evaluate the financial performance and condition of Alerus Financial Corporation. This presentation includes a reconciliation of each non-GAAP financial measure to the most comparable GAAP equivalent. Miscellaneous Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of Alerus Financial Corporation after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. We cannot guarantee the accuracy of such information, however, and we have not independently verified such information. 1

OFFERING SUMMARY

Issuer	Alerus Financial Corporation
Proposed Exchange / Ticker:	NASDAQ / "ALRS"
Shares Offered	3,250,000 (excluding the overallotment option)
Offering Size	~$75 million
Filing Range	$22.00 - $24.00 per share
Overallotment Option	15% (100% Primary)
Lock-Up	180 Days for directors and executive officers
Use of Proceeds	Enhance regulatory capital ratios, support future organic or strategic growth and other general corporate purposes
Lead Book-Running Manager	Raymond James & Associates, Inc.
Book-Running Manager	D.A. Davidson & Co.
Co-Manager	Piper Jaffray & Co.

2

ALERUS

COMPANY PROFILE DIVERSIFIED REVENUE STREAM FOR THE TWELVE MONTHS ENDED JUNE 30, 2019 COMPANY PORTFOLIO OUR MISSION  To always act in the best interest of our clients by providing innovative and comprehensive financial solutions that are delivered through a relationship-oriented single point of contact and supported by client-friendly technology. Retirement a nd Benefit Revenue 34.3% Net Interest Income 41.3% Noninterest income: $107.5 million Net interest income: $75.6 million Ba nking Fees 4.7% Wea lth Ma na gement Revenue 9.8% Mortga ge Revenue 10.0% DIVERSIFIED FINANCIAL SERVICES COMPANY    $2.2 billion banking assets $27.9 billion assets under administration $5.3 billion assets under management ASSET GROWTH (IN BILLIONS) Banking Assets $1.5 $1.7 $2.1 $2.1 $2.2 $2.2 2014 2015 2016 2017 2018 Q2 19 ALERUS BUSINESS LINES Assets Under Administration     Banking Retirement and Benefits Wealth Management Mortgage $15.5 $17.5 $25.0 $28.2 $25.9 $27.9 2014 2015 2016 2017 2018 Q2 19 Assets Under Management $2.5 $2.6 $3.4 $3.8 $4.6 $5.3 2014 2015 2016 2017 2018 Q2 19 Data as of 6/30/2019. 3

FRANCHISE FULLSERVICE BANKING OFFICES Alerus offers banking, retirement and benefits, mortgage and wealth management services at all fullservice banking offices FOOTPRINT Grand Forks, ND  3 full-service banking offices Fargo, ND  3 full-service banking offices Twin Cities, MN    6 full-service banking offices 1 mortgage office 1 deposit and loan production office Phoenix, AZ DIVERSIFIED CLIENT BASE  2 full-service banking offices     45,500 consumers 10,500 businesses 6,800 employer-sponsored retirement plans 359,600 employer-sponsored retirement plan participants 46,400 health savings account participants 22,500 flexible spending account/health reimbursement arrangement participants Nationwide clients serviced by newly formed National Market RETIREMENT AND BENEFITS SERVICES OFFICES     2 retirement and benefits offices in Minnesota 2 retirement and benefits offices in Michigan 1 retirement and benefits office in New Hampshire Serve clients in all 50 states through retirement plan services    Data as of 6/30/2019. 4

OFFICERS AND DIRECTORS

OUR MOTIVATED, DEDICATED, AND ENERGETIC LEADERS KEEP US ON THE RIGHT PATH

SENIOR EXECUTIVE TEAM



KATIE LORENSON
Executive Vice President and
Chief Financial Officer
2 years with Alerus



KRIS COMPTON
Executive Vice President and
Chief Strategy Officer
44 years with Alerus

(Retirement expected end of 2019)



ANN MCCONN
Executive Vice President and
Chief Business Officer
17 years with Alerus



KARIN TAYLOR
Executive Vice President and
Chief Risk Officer
Joined Alerus in 2018



RANDY NEWMAN
Chairman, President, and
Chief Executive Officer
38 years with Alerus

BOARD OF DIRECTORS



KEVIN LEMKE
Since 1994
President
Virtual Systems
Grand Forks, ND



KAREN BOHN
Since 1999
President, Galeo Group, LLC
Former Chief Administrative Officer
Piper Jaffray Co.
Edina, MN



LLOYD CASE
Since 2005
Former President and CEO
Forum Communications Co.
Director, Forum Communications
Fargo, ND



SALLY SMITH
Since 2007
Retired, President and CEO
Buffalo Wild Wings, Inc.
Minneapolis, MN



GALEN VETTER
Since 2013
Retired, CFO
Franklin Templeton Investments
Minneapolis, MN



DAN COUGHLIN
Since 2016
Former MD & Co-Head – Fin'l Services Inv. Banking, Raymond James; Former Chairman & CEO, Howe Barnes Hoefer & Arnett
Chicago, IL



MICHAEL MATHEWS
Since 2019
CIO, Deluxe Corporation
Former SVP – Technology and Enterprise Programs, UnitedHealth Group
Minneapolis, MN

5

ALERUS

KEY STRATEGIC INITIATIVES GROWING THE ALERUS FRANCHISE  Diversified client base consists of 45,500 consumers, 10,500 businesses and over 359,600 employer-sponsored LEVERAGE OUR EXISTING CLIENT BASE EXECUTE STRATEGIC ACQUISITIONS PURSUE TALENT ACQUISITION ENHANCE BRAND AWARENESS STRENGTHEN AND BUILD  Provide secure and reliable technology that meets evolving client expectations INFRASTRUCTURE ORGANIC GROWTH “ONE ALERUS” 6  Collaborative leadership team focused on growing organically by deepening relationships with existing clients through our expansive services  Maintain relationshipdriven business model while diversifying our composition of revenue  Integrate our full product and service offerings through our fastfollower strategy  Proactively position ourselves as an acquirer and employer of choice  Invested in one of the leading marketing automation technologies  Recruit top talent to accelerate growth in our existing markets or jumpstart our entrance into new markets  Market disruption caused by M&A activity provides liftout opportunities  Capitalize on strategic opportunities to grow in our existing markets or new markets  Acquisition targets include banks and fee income companies with complementary business models, cultural similarities, and growth opportunities retirement plan participants  Harness product synergies unavailable to traditional banking organizations

ONE ALERUS ONE ALERUS STRATEGY One Alerus enables us to bring all of our product and service offerings to clients in a cohesive and seamless manner. We believe the One Alerus initiative will enable us to achieve future organic growth by leveraging our existing client base and help us continue to provide strong returns to our stockholders TECHNOLOGY INVESTMENT We have proactively invested in technology which will allow us to effectively integrate our various departments and business lines We believe these initiatives will reduce the amount of technology expenditures needed in the future TAILORED ADVICE We strive to provide each client with a primary point of contact —a trusted advisor— who deals with individual needs and integrates other department’s expertise when necessary DIVERSIFIED SERVICES Through our four divisions, we are able to offer a comprehensive service package to our clients ONE ALERUS SYNERGISTIC GROWTH We have formalized our National Market which has grown deposits to $326 million as of June 30, 2019 REINVENTION OF PROCESSES We have aligned processes, policies, and procedures throughout all departments to enhance client experience and improve our Company's efficiency Acquired new product lines including HSA and payroll accounts We expect the 401(k) money market accounts to continue to grow and reduce funding costs Our expectation is this initiative will continue to improve our scalability and operating costs 7

STRATEGIC GROWTH

To supplement our strong organic growth, we have executed 23 acquisitions throughout the history of our company across all business lines:

2000
- **REBRANDED TO ALERUS**

2002
- Acquired a branch from BNC National Bank (Fargo, ND)

2003
- Acquired Pension Solutions, Inc. (St. Paul, MN) *The catalyst to the Retirement Division*

2006
- **OPENED A TRUST AND INVESTMENT OFFICE (TWIN CITIES)**
- Acquired Stanton Trust Company (Minneapolis, MN)

2007
- **EXPANDED TO MINNESOTA MARKET**
- **OPENED A BUSINESS BANKING OFFICE (MINNETONKA, MN)**
- Acquired Acclaim Benefits, Inc. (Minneapolis, MN)
- Acquired Stanton Investment Advisors (Minneapolis, MN)

2009
- **EXPANDED TO ARIZONA MARKET**
- **OPENED A BUSINESS BANKING OFFICE (SCOTTSDALE, AZ)**
- Acquired retirement plan practice of Eide Bailly, LLP (Minneapolis, MN)
- Acquired Prosperan Bank (Twin Cities, MN)
- Acquired deposits from BankFirst (Minneapolis, MN)
- Acquired Residential Mortgage Group (Minnetonka, MN)

2011
- Acquired selected loans and deposits from BNC National Bank (MN & AZ)
- Acquired branch of BNC National Bank (Scottsdale, AZ)

2012
- **EXPANDED TO MICHIGAN**
- Acquired PensionTrend, Inc. and PensionTrend Investment Advisers, LLC (Okemos, MI)

2013
- Acquired Tegrit Administrators, LLC

2014
- **EXPANDED TO NEW HAMPSHIRE**
- Acquired Private Bank Minnesota (Minneapolis, MN)
- Acquired Retirement Alliance, Inc. (Manchester, NH)

2015
- Acquired Interactive Retirement Systems, Ltd. (Bloomington, MN)

2016
- Acquired Beacon Bank (Shorewood, Excelsior, Eden Prairie and Duluth, MN)
- Acquired Alliance Benefit Group North Central States, Inc. (Albert Lea and Eden Prairie, MN)

2017
- **LAUNCHED ONE ALERUS STRATEGIC GROWTH PLAN**

2019
- **LAUNCHED FINANCIAL WELLNESS TECHNOLOGY**

8 ALERUS

OUR DIVERSE BUSINESS LINES A BIG COMPANY MODEL WITH SMALL COMPANY EXECUTION BUSINESS BANKING CONSUMER BANKING • • Commercial and commercial real estate lending Agriculture lending Treasury management Deposit services Deposit products and services Consumer lending Private banking • • • • • 46% of Revenue TRUSTED ADVISOR 34% of Revenue 10% of Revenue • • • • Residential mortgage lending Purchasing or refinancing Residential construction lending Home equity/second mortgages • Retirement plan administration Retirement plan investment advisory ESOP fiduciary services Payroll administration services HSA/FSA/HRA administration COBRA • 10% of Revenue • • • • • • • • Advisory services Trust and fiduciary services Investment management Insurance planning Financial planning Education planning • • Revenue data LTM as of 6/30/19 9 WEALTH MANAGEMENT RETIREMENT AND BENEFITS MORTGAGE BANKING

STRONG CORE FUNDING MIX  Recently developed an HSA deposit program through retirement plan sponsors to attract low cost deposits, which as of June 30, 2019, totaled $113.8 million in deposits, with a cost of 0.16% We believe our North Dakota market is rich in low-cost, core deposits, which can be used to fund loans in our higher growth metropolitan areas We believe our National Market enables us to attract market rate deposits with minimal acquisition costs As of June 30, 2019, core deposits totaled $1.7 billion or 94.7% of our total deposits   1.40% 1.20% 0.97% 1.00% 0.80% 0.60% 0.40% 0.20% 0.00% Cost of Total Deposits Cost of Interest Bearing Deposits Total C ost of F unds 2016 2017 2018 Q2 2019 YTD Indicates SNL U.S. Bank $1 billion  $5 billion medians Data as of 6/30/2019. 10 0.98% 0.71% LOW COST OF FUNDS JUNE 30, 2019 DEPOSIT FUNDING ($1,753MM) OVERVIEW

DIVERSIFIED LOAN $1,713MM1 PORTFOLIO PORTFOLIO BY TYPE2 PORTFOLIO BY INDUSTRY 1 2 Excludes loans held for sale. Data as of 6/30/2019. Based on call report data as of 6/30/2019. Rounded to nearest percent. 11

ASSET QUALITY 0.80%  Solid asset quality and reserve levels 0.60%  Strengthened credit department to support growth 0.40% 0.20%  Proactive approach to classification of assets 0.00% 2015 2016 2017 2018 Q1 2019 Q2 2019 1.60% 500.00% 400.00% 1.20% 300.00% 0.80% 200.00% 0.40% 100.00% 0.00% 0.00% 2015 2016 2017 2018 Q1 2019 Q2 2019 2015 2016 2017 2018 Q1 2019 Q2 2019 12 1.30% 1.30% 1.32% 1.24% 1.14% 1.05% 460% 318% 282% 274% 205% 154% RESERVES / NPLS (%) RESERVES / LOANS (%) 0.60% 0.47% 0.38% 0.33% 0.30% 0.23% NPAS / ASSETS (%) OVERVIEW

STABLE NET INTEREST MARGIN 6.00% 1 5.01% 4.81% 5.00% 4.65% 4.63% Loan Yield 3.86% 1 3.76% 3.74% 4.00% 3.63% Net Interest Margin (fullytaxable equivalent “FTE”) 3.00% 1 2.40% 1.83% 2.00% Average Effective Fed Funds Rate 1.00% 1.00% 1 0.97% 0.65% 0.39% Cost of Funds 0.40% 0.44% 0.00% 2016 2017 2018 Q2 2019 YTD 1 Rates have been annualized for interim periods. Source: Alerus Financial Corporation; Federal Reserve Note: Net interest margin (FTE) is a non-GAAP financial measure; See “Non-GAAP Disclosure Reconciliation” in the Appendix to this presentation 13

RETIREMENT AND BENEFITS  RETIREMENT - Provide recordkeeping and administration services to qualified retirement plans ESOP - Provide trustee, recordkeeping and administration to employee stock ownership plans ADVISORY SERVICES - Provide investment fiduciary services to retirement plans HEALTH AND WELFARE - Provide HSA, FSA, COBRA recordkeeping and administration services to employers PAYROLL - Provide payroll and HRIS services for employers ONE ALERUS SYNERGIES AUA AUM ($ in Millions) $35, 000  $28, 000  $21, 000  $14, 000   $7,000 • • IRA rollovers Deposits - HSA deposits, 401(k) Money Market Funds, Emergency Savings, Terminated Participants Managed accounts $0 2016 2017 2018 Q2 2019 • Net Income1 Revenue ($000s) $80, 000 Other 10% Pa yroll Servicing 2% Hea lth & Welfa re 7% ESOP 6% $60, 000 MARKET SENSITIVE REVENUE: 47% Asset Ba sed Retirement 38% $40, 000 02 Asset Adminis tration 11% Record Keeping 17% $20, 000 $13,32 $13,244 $0 Trus t, Cus tody & Advis ory 9% 2016 2017 2018 Q2 2019 YTD 1 Net Income before Tax and Indirect Allocations. 14 Profit Margin:23.1%32.7%42.5%43.0% $57,804 $62,390 $63,316 3 5 $20,41 $30,835 $26,9 REVENUE MIX (Q2 2019 YTD) PROFIT MARGIN $2,598 $28,128 $27,771 $25,777 $24,953 ASSETS UNDER MANAGEMENT & ADMINISTRATION OVERVIEW OF SERVICES

WEALTH MANAGEMENT SERVICES  ADVISORY AND PLANNING SERVICES • Retirement Planning, Tax Planning, Insurance Planning, Wealth Transfer Planning and Business Transition Planning INVESTMENT MANAGEMENT • Personalized SMA strategies, Tax Management and Global Perspective FIDUCIARY SERVICES • IRA, Agency and Personal Trust ONE ALERUS SYNERGIES • IRA rollovers • 401(k) managed accounts AUM AUA ($ in Millions) $3,000  $2,000 $2,550  $1,000  $0 2016 2017 2018 Q2 2019 Net Income1 Revenue ($000s) Ins ura nce & Advis ory 1% $18, 000 $12,694 $12, 000 Broker ge 15% $6,000 Asset Ma na gement 84% $0 2016 2017 2018 Q2 2019 YTD 1 Net Income before Tax and Indirect Allocations. 15 Profit Margin:33.1%45.5%54.4%45.2% $14,010 $14,962 $6,370 $7,489 $8,138 $4,196 $3,388 REVENUE MIX (Q2 2019 YTD) PROFIT MARGIN $2,662 $2,610 $2,221 ASSETS UNDER MANAGEMENT & ADMINISTRATION OVERVIEW OF SERVICES

MORTGAGE BANKING  1st and 2nd mortgage product offerings through centralized mortgage operations in Minnesota Our Twin Cities originators averaged $30 million in volume in 2018 YTD, approximately 80% purchase originations, with approximately 90% sourced from the Twin Cities MSA ONE ALERUS SYNERGIES Purcha se Refi ($ in Millions) $1,250.0  $1,000.0  $750.0  • Through enhanced technology, offer mortgage products nationwide to our retirement plan participants Expand mortgage pipeline to other markets where we have a physical presence As of June 30, 2019, originations retained on the banking division’s balance sheet totaled $452 million $500.0 • $250.0 • $0.0 2016 2017 2018 Q2 2019 YTD Net Income1 Revenue ($000s) $32, 000 $24, 000 $18,464 $16, 000 $5,555 $8,000 $0 2016 2017 2018 Q2 2019 YTD 1 Net Income before Tax and Indirect Allocations. 16 Profit Margin:20.0%14.8%6.8%17.5% $27,830 $20,488 $12,038 $3,040 $1,254 $2,110 PROFIT MARGIN 14 FAMILY PRODUCT MIX $342.3 $175.5 $129.3 $722.9 $691.7 $650.4 $303.2 MORTGAGE ORIGINATIONS OVERVIEW OF SERVICES

MARKET DISTRIBUTION STRONG GROWTH MARKETS AND STABLE CORE FUNDING ($ IN MILLIONS) LOANS1 ($1,713) DEPOSITS ($1,753) LEGEND MORTGAGE ORIGINATIONS2 ($371.7) ASSETS UNDER MGMT. ($5,260) ASSETS UNDER ADMIN. ($27,854) 1 2 Excludes loans held for sale. Q2 2019 YTD Data as of 6/30/2019. 17

POTENTIAL DRIVERS OF EARNINGS GROWTH

HISTORICAL FINANCIAL PERFORMANCE[1]

($000s)	2015	2016	2017	2018	Q2 2019 YTD
Net Interest Income	$ 52,870	$ 62,940	$ 67,670	$ 75,224	$ 37,411
Provision for Loan Losses	4,200	3,060	3,280	8,610	4,017
Total Noninterest Income	93,105	105,089	103,045	102,749	55,058
Total Noninterest Expense	118,134	143,792	134,920	136,325	68,775
Net Income before Taxes	23,641	21,177	32,515	33,038	19,677
Tax Provision	6,631	7,141	17,514	7,172	4,893
Net Income	17,010	14,036	15,001	25,866	14,784
ROAA	1.11%	0.72%	0.75%	1.21%	1.36%
ROATCE	13.86%	15.81%	18.04%	21.02%	20.53%
Non-Int. Income / Op. Rev.	63.8%	62.5%	60.4%	57.7%	59.5%
One-Time Charges					
New Tax Law DTA Revaluation	-	-	*$4,818*	-	-
DTA Impairment (2014 Acquisition)	-	-	*1,392*	-	-
Litigation Fees	-	-	*1,582*	-	-
Branch Closures	-	*1,515*	*520*	-	-
M&A Expenses	-	*3,436*	-	-	-
Duluth Branch Gain on Sale	-	-	-	-	*(1,544)*
One-Time Charges, net of tax[1]	-	3,218	7,576	-	(1,220)
Core Earnings	**17,010**	**17,254**	**22,577**	**25,866**	**13,564**
Amortization of Intangibles, net of tax[1]	2,840	4,553	3,655	3,664	1,660
Core Cash Earnings	**19,850**	**21,807**	**26,232**	**29,530**	**15,224**

1 Adjusted utilizing a marginal income tax rate of 21.0 percent for 2019 and 2018, and 35.0 percent for years prior to 2018.

DRIVERS OF FUTURE EARNINGS GROWTH

- Capitalize on formalized National Market
- Execute future fee income acquisitions
- Grow low-cost National Market deposits
- Capitalize on organic loan growth opportunities
- Leverage talent and technology investments
- Normalize provision expense

18

ALERUS

INVESTMENT HIGHLIGHTS DRIVEN BY STOCKHOLDER RETURNS  Strong track record through various economic cycles with deep roots dating back to 1879  High performing Midwestern-based financial services franchise with a culture focused on client advocacy  Executive management team and independent board of directors with extensive industry and public company experience  Substantial ownership by employees, officers, and directors (~19%)  Highly-skilled and engaged financial service employee base  Proven acquirer through disciplined acquisitions and successful integration experience  Commitment to technology and innovation  Organic growth through advisors and referrals – national client base provides growth opportunities  Opportunity to leverage scale and diversification to drive future earnings growth 19

20 APPENDIX

FINANCIAL HIGHLIGHTS

($000s, except where otherwise noted)	Annual				'15-'18	Year-to-date	
	2015	2016	2017	2018	CAGR	Q2 2018	Q2 2019
Total Assets	$ 1,744,324	$ 2,050,045	$ 2,136,081	$ 2,179,070	7.7%	$ 2,175,885	$ 2,207,129
Total Loans	1,126,921	1,366,952	1,574,474	1,701,850	14.7%	1,705,780	1,713,452
Total Deposits	1,458,021	1,785,209	1,834,962	1,775,096	6.8%	1,788,534	1,753,365
Tangible Common Equity[1]	140,993	108,193	125,154	147,152	1.4%	133,139	166,064
Net Income	$ 17,010	$ 14,036	$ 15,001	$ 25,866		$ 12,463	$ 14,784
ROAA (%)	1.11	0.72	0.75	1.21		1.20	1.36
ROATCE (%)	13.86	15.81	18.04	21.02		21.50	20.53
Net Interest Margin (FTE) (%)[1]	3.81	3.63	3.76	3.86		3.88	3.74
Efficiency Ratio (FTE) (%)[1]	77.70	81.12	75.36	73.80		72.68	71.97
Non-Int. Income / Op. Rev. (%)	63.78	62.54	60.36	57.73		57.61	59.54
Total Equity / Total Assets (%)	10.45	8.21	8.41	9.04		8.52	9.69
Tang. Cmn. Equity / Tang. Assets (%)[1]	8.18	5.44	6.01	6.91		6.28	7.69
Loans / Deposits (%)	77.29	76.57	85.80	95.87		95.37	97.72
NPLs / Loans (%)	0.85	0.56	0.37	0.41		0.27	0.27
NPAs / Assets (%)	0.60	0.47	0.30	0.33		0.22	0.23
Allowance / NPLs (%)	153.87	205.03	282.04	318.45		430.53	459.57
Allowance / Loans (%)	1.30	1.14	1.05	1.30		1.16	1.24
NCOs / Average Loans (%)	0.58	0.16	0.16	0.18		0.28	0.58

1 Represents a non-GAAP financial measure. See "Non-GAAP Disclosure Reconciliation" in the Appendix to this presentation.

21

ALERUS

NON-GAAP DISCLOSURE RECONCILIATION

($000s, except where otherwise noted)	Annual				Year-to-date	
	2015	2016	2017	2018	Q2 2018	Q2 2019
Tangible common equity to tangible assets						
Total common stockholders' equity	$ 162,282	$ 168,251	$ 179,594	$ 196,954	$ 185,367	$ 213,765
Less: Goodwill	3,683	27,329	27,329	27,329	27,329	27,329
Less: Other intangible assets	17,606	32,729	27,111	22,473	24,719	20,372
Tangible common equity (a)	140,993	108,193	125,154	147,152	133,319	166,064
Total assets	1,744,324	2,050,045	2,136,081	2,179,070	2,175,885	2,207,129
Less: Goodwill	3,683	27,329	27,329	27,329	27,329	27,329
Less: Other intangible assets	17,606	32,729	27,111	22,473	24,719	20,372
Tangible assets (b)	1,723,035	1,989,987	2,081,641	2,129,268	2,123,837	2,159,428
Tangble common equity to tangible assets (a)/(b)	8.18%	5.44%	6.01%	6.91%	6.28%	7.69%
Tangible common equity per common share						
Total stockholders' equity	$ 162,282	$ 168,251	$ 179,594	$ 196,954	$ 185,367	$ 213,765
Less: Goodwill	3,683	27,329	27,329	27,329	27,329	27,329
Less: Other intangible assets	17,606	32,729	27,111	22,473	24,719	20,372
Tangible common equity (c)	140,993	108,193	125,154	147,152	133,319	166,064
Common shares outstanding (d)	13,434	13,534	13,699	13,775	13,778	13,816
Tangible common equity per common share (c)/(d)	$ 10.50	$ 7.99	$ 9.14	$ 10.68	$ 9.68	$ 12.02
Return on average tangible common equity						
Net income	$ 17,010	$ 14,036	$ 15,001	$ 25,866	$ 12,463	$ 14,784
Less: Preferred stock dividends	200	25	-	-	-	-
Add: Intangible amortization expense (net of tax)	2,840	4,553	3,655	3,664	1,890	1,660
Remeasurement due to tax reform	-	-	4,818	-	-	-
Net income, excluding intangible amortization (e)	19,650	18,564	23,474	29,530	14,353	16,444
Average total equity	178,087	168,039	176,779	187,341	182,407	205,785
Less: Average preferred stock	20,000	2,514	-	-	-	-
Less: Average goodwill	2,365	25,698	27,329	27,329	27,329	27,329
Less: Average other intangible assets (net of tax)	13,978	22,372	19,358	19,522	20,459	16,912
Average tangible common equity (f)	141,744	117,455	130,092	140,490	134,619	161,544
Return on average tangible common equity (e)/(f)	13.86%	15.81%	18.04%	21.02%	21.50%	20.53%
Net interest margin (tax equivalent)						
Net interest income	$ 52,870	$ 62,940	$ 67,670	$ 75,224	$ 37,042	$ 37,411
Tax equivalent adjustment	456	599	865	462	235	176
Tax equivalent net interest income (g)	53,326	63,539	68,535	75,686	37,277	37,587
Average earning assets (h)	1,399,587	1,750,104	1,824,287	1,960,723	1,938,980	2,028,685
Net interest margin (tax equivalent) (g)/(h)	3.81%	3.63%	3.76%	3.86%	3.88%	3.74%
Efficiency Ratio						
Noninterest expense	$ 118,134	$ 143,792	$ 134,920	$ 136,325	$ 66,078	$ 68,775
Less: Intangible amortization expense	4,361	7,005	5,623	4,638	2,392	2,101
Adjusted noninterest expense (i)	113,773	136,787	129,297	131,687	63,686	66,674
Net interest income	52,870	62,940	67,670	75,224	37,042	37,411
Noninterest income	93,105	105,089	103,045	102,749	50,350	55,058
Tax equivalent adjustment	456	599	865	462	235	176
Total tax equivalent revenue (j)	146,431	168,628	171,580	178,435	87,627	92,645
Efficiency ratio (i)/(j)	77.70%	81.12%	75.36%	73.80%	72.68%	71.97%

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ALERUS